BENITEC BIOPHARMA INC.

3940 Trust Way

Hayward, California 94545

October 1, 2020

VIA EDGAR

Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Benitec Biopharma Inc.

Registration Statement on Form S-1 (File No. 333-246314)

Dear Mr. Buchmiller:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Benitec Biopharma Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-246314), as amended, so that it may become effective at 9:00 a.m. Eastern Time on October 2, 2020, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

BENITEC BIOPHARMA INC.

By:	/s/ Dr. Jerel Banks
	Name:	Dr. Jerel Banks
	Title:	Chief Executive Officer

[Signature Page to Acceleration Request]